

Mail Stop 3561

October 25, 2017

<u>Via E-mail</u>
Dr. Roger Crystal
Chief Executive Officer
Opiant Pharmaceuticals, Inc.
201 Santa Monica Blvd., Suite 500
Santa Monica, CA 90401

> **Re:** **Opiant Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 13, 2017**
> **File No. 333-220976**

Dear Dr. Crystal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: David C. Schwartz, Esq.
       DLA Piper LLP (US)